SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 3, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated August 3, 2006 contains the quarterly report of Infineon Technologies AG for the Company’s third quarter results of the 2006 financial year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: August 3, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

INFINEON TECHNOLOGIES AG
QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2006

i

OVERVIEW OF FINANCIAL RESULTS
Third Quarter of the 2006 Financial Year

•	Third quarter revenues were Euro 1.97 billion compared to Euro 1.99 billion in the prior quarter, reflecting lower sales in the two logic segments that were not entirely offset by increased sales at Qimonda, the Company’s memory products business.

•	EBIT increased to Euro 49 million, from Euro 28 million in the prior quarter. EBIT included a dilution gain of Euro 30 million in connection with the Initial Public Offering of Inotera Memories, Inc., which was mostly offset by impairment and restructuring charges during the third quarter.

•	Net loss in the third quarter was Euro 23 million or 0.03 Euro per share compared to a net loss of Euro 26 million or 0.03 Euro per share in the prior quarter, including charges in connection with the carve-out of Qimonda and valuation allowances of tax assets.

•	From the 2006 financial fourth quarter onwards, Infineon will provide guidance for revenues and EBIT for its non-memory businesses. Infineon expects revenues and EBIT for these businesses to increase, driven mainly by the Communication Solutions segment.
      For the third quarter of the 2006 financial year, Infineon Technologies AG reported revenues of Euro 1.97 billion, a slight decrease of 1 percent sequentially and an increase of 23 percent year-on-year. The slight sequential revenue decrease was driven by lower revenues in the two logic segments, which were not entirely offset by increased sales at Qimonda.
      EBIT in the third quarter of the 2006 financial year increased significantly to Euro 49 million from Euro 28 million in the prior quarter and a loss of Euro 234 million in the same quarter last year. The sequential EBIT increase was mainly driven by improved results at Qimonda. EBIT in the third quarter of the 2006 financial year included a dilution gain of Euro 30 million in connection with the initial public offering of Inotera Memories, Inc., which was mostly offset by impairment and restructuring charges during the third quarter.
      Net loss amounted to Euro 23 million in the third quarter of the 2006 financial year, compared to a net loss of Euro 26 million in the previous quarter and Euro 240 million in the same quarter last year.
      Basic and diluted loss per share in the third quarter of the 2006 financial year remained unchanged from the previous quarter at Euro 0.03, but significantly decreased from Euro 0.32 in the same quarter last year.
Business Groups’ 2006 Third Quarter Performance and Outlook
      In the third quarter of the 2006 financial year, Infineon reports for the first time its results of operations under its new organizational structure, which became effective on May 1, 2006, following the legal separation of its memory products segment into a stand-alone legal company called Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s two logic segments.

Revenues
      Segment revenue developments during the third quarter of the 2006 financial year as compared to the previous quarter and the third quarter of the 2005 financial year were as follows:

Net Sales by Segment for the Third Quarter of the Financial Year (in million Euro)	The Automotive, Industrial and Multimarket segment third quarter revenues were Euro 714 million, decreasing 3 percent sequentially but increasing 14 percent year-on-year. As anticipated, revenues and EBIT in the security & ASICs business normalized in the third quarter, causing the slight sequential reduction in revenues.

     Third quarter revenues in the Communication Solutions segment decreased sequentially to Euro 266 million, down 14 percent from the previous quarter and 15 percent year-on- year. The sequential decline in revenues in the third quarter was primarily due to a weak revenue development in the wireless business, the phase-out of the Company’s fiber optics business, and the normalization of revenues in the broadband access business after a very strong second quarter.

Qimonda’s revenues in the third quarter of the 2006 financial year were Euro 977 million, up 5 percent from the previous quarter and 48 percent year-on-year. The improvement of Qimonda’s revenues was driven by an increase in both bit-shipments and average selling prices.
      Third quarter revenues in the Other Operating Segments were Euro 73 million, decreasing from Euro 92 million in the prior quarter and from Euro 77 million in the same quarter last year. Effective May 1, 2006, with the completion of the Qimonda carve-out the Other Operating Segments also include revenues that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements.
Earnings Before Interest and Tax (EBIT)
      EBIT developments during the third quarter of the 2006 financial year as compared to the previous quarter and the third quarter of the 2005 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s third quarter EBIT decreased to Euro 57 million from Euro 74 million in the previous quarter, but significantly increased from Euro 23 million in the same quarter last year. As anticipated, revenues and EBIT in the security & ASICs business normalized in the third quarter, causing the slight sequential reduction in EBIT.
      The Communication Solutions segment’s EBIT loss increased to Euro 61 million during the third quarter from Euro 29 million in the previous quarter, but improved from a loss of Euro 88 million in the same quarter last year. The EBIT loss in the third quarter of the 2006 financial year increased sequentially driven by lower revenues and charges of Euro 16 million, resulting primarily from impairments of investments.
      Qimonda’s third quarter EBIT results significantly improved to Euro 100 million from Euro 21 million in the previous quarter and negative Euro 136 million in the same quarter last year. The improvement of Qimonda’s EBIT was driven by an increase in both bit-shipments and average selling prices. In addition, the segment’s EBIT included a dilution gain of Euro 30 million in connection with the initial public offering of Inotera Memories, Inc, the Company’s joint venture with Nanya Technology Corporation.
      Other Operating Segments’ third quarter EBIT results remained relatively unchanged compared to the second quarter. EBIT results decreased to a loss of Euro 2 million in the third quarter from positive Euro 1 in the prior quarter and in the same quarter last year.

      In Corporate and Eliminations, EBIT loss in the third quarter of the 2006 financial year increased to Euro 45 million from Euro 39 million in the prior quarter and Euro 34 million in the same quarter last year. The sequential EBIT loss increase was driven by aggregate charges of Euro 13 million, in connection with restructuring measures in some of the Company’s production facilities.
Expenses
      Expenditures for Research and Development in the third quarter totaled Euro 329 million, increasing from Euro 306 million in the prior quarter. As a percentage of revenues, research and development expenses increased sequentially to 17 percent of revenues from 15 percent of revenues.
      Expenses for SG&A (Selling, General & Administrative) in the third quarter were Euro 180 million, relatively unchanged from Euro 179 million in the prior quarter. As a percentage of revenues, SG&A remained unchanged from the prior quarter at 9 percent of revenues.
Liquidity
      Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, improved in the third quarter of the 2006 financial year to a net inflow of Euro 6 million from a net outflow of Euro 113 million in the previous quarter. The primary reason for the increase was higher cash flows provided by operating activities, which increased from Euro 194 million in the previous quarter to Euro 251 million in the third quarter of the 2006 financial year. Gross cash position as of June 30, 2006, representing cash and cash equivalents and marketable securities, slightly decreased sequentially from Euro 2,064 million to Euro 2,035 million. Net cash position, defined as gross cash position less short and long-term debt, slightly increased sequentially from Euro 40 million to Euro 45 million as of the end of the third quarter of the 2006 financial year.
Outlook for the Fourth Quarter of the 2006 Financial Year
      Beginning with the 2006 financial fourth quarter, Infineon will provide guidance for revenues and EBIT for its non-memory businesses. On this basis, Infineon expects such revenues for the fourth quarter to increase, driven in particular by ramp-ups of products for new customers in the Communication Solutions segment. Fourth quarter EBIT for the non-memory businesses is anticipated to improve compared to the third quarter, driven mostly by higher revenues in the Communication Solutions segment.
      In the fourth quarter of the 2006 financial year, Infineon expects revenues and EBIT of its Automotive, Industrial and Multimarket segment to increase slightly. In its automotive business, the Company anticipates a seasonally weaker fourth quarter. After two very strong quarters in the Company’s industrial business, Infineon expects continued demand in the fourth quarter driven predominantly by seasonality. Sales in the security & ASICs business are expected to re-accelerate after a strong second and a weaker third quarter, driven mainly by an anticipated stronger security and chip-card business.
      Infineon expects revenues and EBIT of the Communication Solutions segment to improve in the fourth quarter of the 2006 financial year compared to the third quarter. The improvement is expected to be driven mainly by the ramp-up of shipments to new wireless customers. The fourth quarter EBIT results are expected to improve in line with the revenue increase.
      With respect to Qimonda, on May 10, 2006, Inotera Memories, Inc., the Company’s joint venture with Nanya Technology Corporation, successfully completed a capital increase and follow-on offering on the Luxembourg Stock Exchange by the issuance of 40 million Global Depositary Shares, representing 400 million common shares, for an issuance price of NT dollar 33 per share. In conjunction with this capital increase, the Company realized a dilution gain of Euro 42 million, which will be reflected in Qimonda’s EBIT in the fourth quarter of the 2006 financial year. Infineon’s ownership interest after the capital increase stands at 36 percent.
      Prior to inclusion of potential impairment and restructuring charges, EBIT in Other Operating Segments and Corporate and Eliminations is expected to remain broadly unchanged in the fourth quarter relative to the third quarter. The Corporate and Eliminations segment will continue to reflect the intra-group elimination of sales between Infineon and Qimonda.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2005 and 2006
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,396	1,954	2,497
Related parties	210	18	23

Total net sales	1,606	1,972	2,520

Cost of goods sold	1,347	1,397	1,785

Gross profit	259	575	735

Research and development expenses	320	329	420
Selling, general and administrative expenses	157	180	230
Restructuring charges	30	13	17
Other operating expense (income), net	24	(1)	(1)

Operating (loss) income	(272)	54	69

Interest income (expense), net	9	(21)	(27)
Equity in earnings of associated companies, net	18	9	12
Gain on associated company share issuance	—	30	38
Other non-operating income (expense), net	22	(39)	(50)
Minority interests	(2)	(5)	(6)

Income (loss) before income taxes	(225)	28	36

Income tax expense	(15)	(51)	(65)

Net loss	(240)	(23)	(29)

Basic and diluted loss per share	(0.32)	(0.03)	(0.04)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2005 and 2006
(in millions, except for share data)

	June 30,	June 30,	June 30,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	4,320	5,269	6,733
Related parties	708	370	473

Total net sales	5,028	5,639	7,206

Cost of goods sold	3,636	4,214	5,385

Gross profit	1,392	1,425	1,821

Research and development expenses	1,003	946	1,209
Selling, general and administrative expenses	483	532	680
Restructuring charges	55	18	23
Other operating expenses, net	59	11	14

Operating loss	(208)	(82)	(105)

Interest income (expense), net	14	(71)	(90)
Equity in earnings of associated companies, net	44	38	49
Gain on associated company share issuance	—	30	38
Other non-operating income (expense), net	21	(21)	(27)
Minority interests	3	(10)	(13)

Loss before income taxes	(126)	(116)	(148)

Income tax expense	(86)	(116)	(148)

Net loss	(212)	(232)	(296)

Basic and diluted loss per share	(0.28)	(0.31)	(0.40)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2005 and June 30, 2006

	September 30,	June 30,	June 30,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	1,148	1,364	1,743
Marketable securities	858	671	857
Trade accounts receivable, net	952	1,115	1,425
Inventories	1,022	1,281	1,637
Deferred income taxes	125	89	114
Other current assets	469	516	660

Total current assets	4,574	5,036	6,436

Property, plant and equipment, net	3,751	3,837	4,903
Long-term investments, net	779	617	788
Restricted cash	88	78	100
Deferred income taxes	550	525	671
Other assets	542	420	537

Total assets	10,284	10,513	13,435

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	99	752	961
Trade accounts payable	1,069	1,154	1,475
Accrued liabilities	497	520	665
Deferred income taxes	17	35	45
Other current liabilities	700	660	842

Total current liabilities	2,382	3,121	3,988

Long-term debt	1,566	1,238	1,582
Deferred income taxes	65	43	55
Other liabilities	642	736	941

Total liabilities	4,655	5,138	6,566

Shareholders’ equity:
Ordinary share capital	1,495	1,495	1,910
Additional paid-in capital	5,800	5,821	7,439
Accumulated deficit	(1,512)	(1,744)	(2,229)
Accumulated other comprehensive loss	(154)	(197)	(251)

Total shareholders’ equity	5,629	5,375	6,869

Total liabilities and shareholders’ equity	10,284	10,513	13,435

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
for the nine months ended June 30, 2005 and 2006
(in millions, except for share data)

	Issued				Foreign	Additional		Unrealized
	Ordinary shares		Additional		currency	minimum	Unrealized	gain (loss) on
			paid-in	Accumulated	translation	pension	gain (loss) on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss	—	—	—	(212)	—	—	—	—	(212)
Other comprehensive income (loss)	—	—	—	—	26	—	3	(24)	5

Total comprehensive loss									(207)

Issuance of ordinary shares:
Exercise of stock options	9,500	—	—	—	—	—	—	—	—

Balance as of June 30, 2005	747,569,359	1,495	5,800	(1,412)	(96)	—	7	(23)	5,771

Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss	—	—	—	(232)	—	—	—	—	(232)
Other comprehensive (loss) income	—	—	—	—	(34)	(1)	(12)	4	(43)

Total comprehensive loss									(275)

Issuance of ordinary shares:
Exercise of stock options	27,600	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	21	—	—	—	—	—	21

Balance as of June 30, 2006	747,596,959	1,495	5,821	(1,744)	(92)	(85)	—	(20)	5,375

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2005 and 2006

	June 30,	June 30,	June 30,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net loss	(212)	(232)	(296)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	977	1,054	1,347
Provision for (recovery of) doubtful accounts	(3)	3	4
Gain on sale of marketable securities	(8)	(3)	(4)
Loss (gain) on sale of businesses	(38)	1	1
Gain on disposal of property, plant, and equipment	(6)	(4)	(5)
Equity in earnings of associated companies, net	(44)	(38)	(49)
Gain on associated company share issuance	—	(30)	(38)
Minority interests	(3)	10	13
Impairment charges	104	14	18
Other non-cash items	—	4	5
Stock-based compensation	—	21	27
Deferred income taxes	51	68	87
Changes in operating assets and liabilities:
Trade accounts receivable	202	(170)	(217)
Inventories	35	(223)	(286)
Other current assets	(102)	3	4
Trade accounts payable	(99)	138	176
Accrued liabilities	(129)	20	26
Other current liabilities	4	(6)	(8)
Other assets and liabilities	60	(83)	(106)

Net cash provided by operating activities	789	547	699

Cash flows from investing activities:
Purchases of marketable securities available for sale	(2,002)	(460)	(589)
Proceeds from sale of marketable securities available for sale	2,471	639	817
Proceeds from sale of businesses	103	10	13
Investment in associated and related companies, net of cash acquired	(97)	118	151
Dividends received from equity investments	50	—	—
Purchases of intangible assets	(21)	(7)	(9)
Purchases of property, plant and equipment	(1,135)	(965)	(1,233)
Proceeds from sales of property, plant and equipment	45	15	19

Net cash used in investing activities	(586)	(650)	(831)

Cash flows from financing activities:
Net change in short-term debt	(20)	4	5
Net change in related party financial receivables and payables	(16)	3	4
Proceeds from issuance of long-term debt	145	378	483
Principal repayments of long-term debt	(49)	(56)	(72)
Proceeds from issuance of redeemable interests in associated company	22	—	—
Change in restricted cash	21	10	13
Capital distributions to minority interests	—	(5)	(6)

Net cash provided by financing activities	103	334	427

Effect of foreign exchange rate changes on cash and cash equivalents	4	(15)	(19)
Net increase in cash and cash equivalents	310	216	276
Cash and cash equivalents at beginning of period	608	1,148	1,467

Cash and cash equivalents at end of period	918	1,364	1,743

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
1.     Basis of Presentation
      The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and nine months ended June 30, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2005 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2005 (see note 2).
      The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2006, the condensed consolidated statements of operations for the three and nine months then ended, and the condensed consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.2779, the U.S. Federal Reserve noon buying rate on June 30, 2006.
2.     Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs  — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies are required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
amounts have not been restated and do not reflect the recognition of stock-based compensation. Disclosures are provided in note 16.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its consolidated financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
3.     Separation of Memory Products Business
      On November 17, 2005, Infineon announced its intention to separate its memory products business from the remainder of its activities and place the memory products business in a stand-alone legal structure, with the preferred goal of conducting a public offering of the shares of the new company (the “Offering”). Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities are not feasible or cost effective, the monetary value will be transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred to Qimonda during the three months ending December 31, 2006, and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon subject to the expiration of the lock-up provisions under Taiwan securities law (see note 12). The Company’s investment in Advanced Mask Technology Center GmbH & Co. (“AMTC”) is intended to be transferred to Qimonda after approval by the other shareholders in the venture. In connection with the Formation, Qimonda’s ordinary shares outstanding were increased to 300,000,000, all of which are currently owned by Infineon. The Company anticipates completing the Offering, depending on market conditions, during the three months ending September 30, 2006 (see note 23).
      The contribution agreement includes provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the rampdown of production in Module 1 of Infineon Technologies Dresden GmbH & Co. OHG. With the exception of the securities and certain patent infringement and antitrust claims identified in note 21, Qimonda is obligated to indemnify Infineon against any liability arising in connection with the claims relating to the memory products business described in that section. Qimonda has agreed to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a small number of third parties. These payments could be substantial and could remain in effect for lengthy periods.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
4.     Acquisitions
      In April 2001, the Company established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which the Company held a 51 percent ownership interest with Saifun Semiconductors Ltd. (“Saifun”). In the 2003 financial year, the Company increased its ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly instalments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7. The assets acquired and liabilities assumed were recorded based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the second quarter of the 2005 financial year.

Acquisition Date	January 2005
Segment	Qimonda

Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — license	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

5.     Divestitures
      On December 23, 2004 the Company agreed to sell its venture capital activities, reflected in the Other Operating Segment, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 during the quarter ended March 31, 2005, which was recorded in other non-operating income.
      On April 29, 2004, the Company entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business, reflected in the Communication Solutions segment. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares in Finisar in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005.
      On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004. On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
new agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also agreed to provide Finisar with contract manufacturing services under a separate supply agreement for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 during the quarter ended March 31, 2005, which was recorded in other operating income. Following the transaction, the Company’s equity interest in Finisar was approximately 13%.
      On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary impairment of €8 in other non-operating expense during the second quarter of the 2005 financial year, to reduce the investment’s carrying value to the net sale proceeds.
      The Company retained ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications which were reclassified from held for sale to held and used during the second quarter of financial year 2005, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets at January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the three months ended March 31, 2005.
      On April 7, 2005 the Company and Exar Corporation (“Exar”) entered into an agreement whereby Exar acquired for $11 million cash a significant portion of the Company’s optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year.
6.     Licenses
      On November 10, 2004, the Company and ProMOS Technologies inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly instalments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 4). During the second quarter of the 2005 financial year, the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.
      On June 14, 2006, the Company and MOSAID Technologies Inc. (“MOSAID”) reached agreements settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID purchased fifty patents from Infineon, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon retains royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. In exchange for these licenses, the Company agreed to make license payments commencing on July 1, 2006 over a six-year term.
7.     Restructuring
      During the third quarter of the 2005 financial year, the Company agreed upon measures to restructure its chip manufacturing within the manufacturing sites Munich-Perlach, Regensburg and Villach. Production from Munich-Perlach is being largely transferred to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach is expected to be phased out by early 2007 as numerous products are running out of their production life span. As part of the restructuring, the Company agreed upon plans to terminate approximately 640 employees. It is expected that the terminations will be completed in the 2007 financial year.
      During the third quarter of the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s Chip Card back-end activities in order to maintain competitiveness and reduce cost. As part of the restructurings, it is expected that a total of 490 employees will be terminated. The exact amount of the restructuring charges can not be estimated at this time due to the early stage of negotiations with the respective works councils.
      In connection with the restructuring initiatives taken by the Company, restructuring charges of €13 and €18 were recognized during the three and nine months ended June 30, 2006, respectively.
      The development of the restructuring liability during the nine months ended June 30, 2006, is as follows:

	September 30,			June 30,
	2005			2006
		Restructuring
	Liabilities	Charges	Payments	Liabilities

Employee terminations	64	17	(25)	56
Other exit costs	8	1	(2)	7

Total	72	18	(27)	63

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
8.     Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the three and nine months ended June 30, 2005 and 2006:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Germany	(296)	(40)	(250)	(347)
Foreign	73	73	121	241

Total	(223)	33	(129)	(106)

      Income tax expense for the three and nine months ended June 30, 2005 and 2006 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Current taxes:
Germany	(6)	(37)	(28)	(40)
Foreign	(3)	(2)	(7)	(8)

	(9)	(39)	(35)	(48)
Deferred taxes:
Germany	(5)	(6)	(42)	(44)
Foreign	(1)	(6)	(9)	(24)

	(6)	(12)	(51)	(68)

Income tax expense	(15)	(51)	(86)	(116)

      At June 30, 2006, the Company had in Germany tax loss carry-forwards of €2,434 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,116); in other jurisdictions the Company had tax loss carry-forwards of €210 and tax effected credit carry-forwards of €110. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of June 30, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.
9.     Loss Per Share
      Basic loss per share (“EPS”) is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.
      The computation of basic and diluted EPS for the three and nine months ended June 30, 2005 and 2006, is as follows (shares in million):

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Numerator:
Net loss	(240)	(23)	(212)	(232)
Denominator:
Weighted-average shares outstanding-basic	747.6	747.6	747.6	747.6
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding-diluted	747.6	747.6	747.6	747.6

Loss per share (in euro):
Basic and diluted	(0.32)	(0.03)	(0.28)	(0.31)

      The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 40.7 million and 46.6 million shares underlying employee stock options for the three months ended June 30, 2005 and 2006, respectively, and include 39.2 million and 46.9 million shares underlying employee stock options for the nine months ended June 30, 2005 and 2006, respectively. Additionally, 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at June 30, 2005 and 2006, were not included in the computation of diluted loss per share as their impact would have been antidilutive.
10.     Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Third party — trade	839	1,151
Siemens group — trade (note 18)	145	—
Associated and Related Companies — trade (note 18)	12	11

Trade accounts receivable, gross	996	1,162
Allowance for doubtful accounts	(44)	(47)

Trade accounts receivable, net	952	1,115

11.     Inventories
      Inventories at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Raw materials and supplies	87	114
Work-in-process	569	787
Finished goods	366	380

Inventories	1,022	1,281

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
12.     Long-term Investments, net
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Keng Investment Corp.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya had developed advanced 90-nanometer and have been developing 75- and 58-nanometer technology. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase was completed in the 2005 financial year, while the third phase is anticipated to be completed in the fourth quarter of the 2006 financial year. The first 300-millimeter wafer memory products using the new 58-nanometer process are expected to leave the production line in 2008. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices. At June 30, 2006, the Company’s direct and indirect ownership interest in Inotera was 36.0%.
      On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the three months ended June 30, 2006.
      On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per common share. As a result, the Company’s ownership interest was diluted to 36.0% while its proportional share of Inotera’s equity increased by €42, which gain the Company will reflect as part of non-operating income during the three months ending September 30, 2006.
      The agreement governing the joint venture with Nanya allows Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO earlier this year. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company is currently negotiating with the Taiwanese authorities to receive an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds its Inotera shares in trust for Qimonda until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda receives the exemption from the lock-up.
      In December 2005, the Company further amended its agreements with International Business Machines Corporation (“IBM”) in respect of its joint venture ALTIS Semiconductor S.N.C. (”ALTIS”) in Essonnes, France, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) in increments of 10% after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases to 87.5% in 2006 and 100% in 2007 and beyond.
      The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.
      The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s first consolidation of ALTIS during the quarter ended December 31, 2005:

ALTIS

Consolidation Date	December 2005
Segment	Communication Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137
Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—
      During the quarter ended March 31, 2006, the Company engaged an independent third party to assist in the valuation of net assets consolidated of ALTIS. As a result of the valuation, assets and liabilities consolidated were adjusted to the amounts presented in the table above.
      Pro forma financial information relating to the consolidation of ALTIS is not material to the results of operations and financial position of the Company and has been omitted.
      The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €16 and €12 for the three months ended June 30, 2005 and 2006, respectively, and €18 and €12 for the nine months ended June 30, 2005 and 2006, respectively.
13.     Other Assets
      During the three months ended March 31, 2005, as a result of the combination of sustained negative cash flows and updated market expectations, the Company revised the forecasted returns for the Customer Premises Equipment (“CPE”) reporting unit within the Communication Solutions’ segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, and recognized an impairment charge of €12 in other operating expenses during the second quarter of the 2005 financial year to reduce the reporting unit’s goodwill to its estimated fair value.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      During the third quarter of 2005, the Company reorganized its Wireless Infrastructure reporting unit within the Communication Solutions segment. In connection with the reorganization, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142, and recognized an impairment charge of €2 in other operating expenses to reduce the reporting unit’s goodwill to its estimated fair value. The Company also concluded that sufficient indicators existed to require an assessment of whether the carrying values of certain other intangible assets in the Wireless Infrastructure, Short Range Wireless, and RF Engine reporting units within the Communication Solutions segment may not be recoverable. Recoverability of other intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €25 were recognized during the quarter ended June 30, 2005 in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value, measured by discounted estimated future cash flows.
14.     Trade Accounts Payable
      Trade accounts payable at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Third party — trade	868	1,045
Siemens group — trade (note 18)	61	—
Associated and Related Companies — trade (note 18)	140	109

Trade accounts payable	1,069	1,154

15.     Debt
      Debt at September 30, 2005 and June 30, 2006 consists of the following:

	September 30,	June 30,
	2005	2006

Short-term debt:
Loans payable to banks, weighted average rate 2.34%	51	54
Convertible subordinated notes, 4.25%, due 2007	—	636
Current portion of long-term debt	48	62

Total short-term debt and current maturities	99	752

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	633	—
Convertible subordinated notes, 5.0%, due 2010	690	692
Loans payable to banks:
Unsecured term loans, weighted average rate 4.63%, due 2009-2013	206	485
Secured term loans, weighted average rate 1.79%, due 2013	9	8
Other loans payable, weighted average rate 3.74%, due 2011	—	4
Notes payable to governmental entity, rate 1.98%, due 2010-2027	28	49

Total long-term debt	1,566	1,238

      On January 24, 2006, the Company drew down $345 million from one of its existing long-term credit facilities. The proceeds were primarily drawn to refinance the ramp-up of the Company’s 300-millimeter production facility in Richmond.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of June 30, 2006
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

		working capital,
short-term	firm commitment	guarantees	103	54	49

		working capital,
short-term	no firm commitment	cash management	342	—	342

long-term	firm commitment	working capital	720	276	444

long-term(1)	firm commitment	project finance	332	332	—

Total			1,497	662	835

(1)	Including current maturities.
16.     Stock-based Compensation

Stock Option Plans
      A summary of the Company’s stock option plans as of June 30, 2006, and changes during the nine months then ended is presented below (options in million, exercise prices in Euro):

	Nine months ended
	June 30, 2006

		Weighted-
		average
	Number of	exercise
	options	price

Outstanding at beginning of period	40.9	€20.33
Granted	7.5	€8.20
Exercised	—	—
Forfeited or expired	(3.0)	€23.93

Outstanding at end of period	45.4	€18.09

Exercisable at end of period	25.6	€24.83
      Changes in the Company’s unvested options for the nine months ended June 30, 2006 are summarized as follows (options in million, fair values in Euro):

	Nine months ended
	June 30, 2006

		Weighted-
		average
	Number of	grant date
	options	fair value

Unvested at beginning of period	21.2	€5.28
Granted	7.5	€3.19
Vested	(7.7)	€5.01
Forfeited	(1.2)	€4.08

Unvested at end of period	19.8	€4.16

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table summarizes information about stock options outstanding and exercisable at June 30, 2006:

	Outstanding				Exercisable

		Weighted-				Weighted-
		average	Weighted-			average	Weighted-
		remaining	average	Aggregate		remaining	average	Aggregate
	Number of	life	exercise	Intrinsic	Number of	life	exercise	Intrinsic
Range of exercise prices	options	(in years)	price	value	options	(in years)	price	value

€5 - €10	22.9	4.90	€8.72		7.1	3.39	€8.92
€10 - €15	8.5	4.23	€12.42		4.6	4.15	€12.43
€15 - €20	0.2	3.09	€15.75		0.1	3.09	€15.75
€20 - €25	6.2	2.43	€23.70		6.2	2.43	€23.70
€25 - €30	0.1	2.26	€27.42		0.1	2.26	€27.42
€40 - €45	3.8	0.71	€42.03		3.8	0.71	€42.03
€50 - €55	0.1	1.76	€53.26		0.1	1.76	€53.26
€55 - €60	3.6	1.41	€55.18		3.6	1.41	€55.18

Total	45.4	3.79	€18.09	4	25.6	2.61	€24.83	—

Fair value disclosures
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), the Company uses a combination of implied volatilities from traded options on the Company’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. The Company has not made any dividend payments in the nine months ended June 30, 2006 nor does it have plans to pay dividends in the foreseeable future.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	Nine months ended
	June 30,

	2005	2006

Weighted-average assumptions:
Risk-free interest rate	2.80%	3.08%
Expected volatility	52%	43%
Dividend yield	0%	0%
Expected life in years	4.50	5.07
Weighted-average fair value per option at grant date in euro	€4.04	3.19

Stock-Based Compensation Expense
      Total compensation expense for the Company’s stock option plans in the three and nine months ended June 30, 2006 was €7 and €21, respectively. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses included stock-based compensation of €1, €3 and €3 for the three months ended June 30, 2006 and €5, €9 and €7 for the nine months ended June 30, 2006, respectively. The amount of stock-based compensation cost which was capitalized and remained in inventory for the three and nine months ended June 30, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the nine months ended June 30, 2006, since no material exercises of stock options occurred during the period. As of June 30,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
2006, there was a total of €33 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a weighted-average period of 1.81 years.
      Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net loss and loss per share would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

		Nine
	Three months	months
	ended	ended
	June 30,	June 30,

	2005	2005

Net loss:
As reported	(240)	(212)
Deduct: Stock-based employee compensation expense included in reported net loss	—	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(8)	(29)

Pro forma	(248)	(241)

Basic and diluted loss per share in euro:
As reported	(0.32)	(0.28)
Pro forma	(0.33)	(0.32)
17.     Other Comprehensive Loss
      The changes in the components of other comprehensive loss for the nine months ended June 30, 2005 and 2006 are as follows:

	Nine months ended June 30,

	2005	2006

Unrealized gain (losses) on securities:
Unrealized holding gains	7	—
Reclassification adjustment for losses included in net loss	(4)	(12)

Net unrealized gains (losses)	3	(12)
Unrealized (losses) gains on cash flow hedges	(24)	4
Additional minimum pension liability	—	(1)
Foreign currency translation adjustment	26	(34)

Other comprehensive loss	5	(43)
Accumulated other comprehensive loss — beginning of period	(117)	(154)

Accumulated other comprehensive loss — end of period	(112)	(197)

18.     Related Parties
      The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 financial year are no longer reflected as Related Party transactions (see note 12).
      On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.
      Related Party receivables at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Current:
Siemens group — trade	145	—
Associated and Related Companies — trade	12	11
Siemens group — financial and other	18	—
Associated and Related Companies — financial and other	5	3
Employee receivables	8	10

	188	24

Non-current:
Associated and Related Companies — financial and other (1)	67	—
Employee receivables	2	2

	69	2

Total Related Party receivables	257	26

(1)	The decrease during the nine months ended June 30, 2006 is primarily related to the first consolidation of ALTIS.
     Related Party payables at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Siemens group — trade	61	—
Associated and Related Companies — trade (1)	140	109
Associated and Related Companies — financial and other	4	6

Total Related Party payables	205	115

(1)	The decrease during the nine months ended June 30, 2006 is primarily related to the first consolidation of ALTIS.
     Transactions with Related Parties for the three and nine months ended June 30, 2005 and 2006 are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Sales to Related Parties:
Siemens group companies	194	—	668	322
Associated and Related Companies	16	18	40	48

Total sales to Related Parties	210	18	708	370

Purchases from Related Parties:
Siemens group companies	58	—	170	73
Associated and Related Companies	132	215	460	524

Total purchases from Related Parties	190	215	630	597

19.     Pension Plans
      Information with respect to the Company’s pension plans for the three and nine months ended June 30, 2005 and 2006, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The components of net periodic pension cost for the three and nine months ended June 30, 2005 and 2006, respectively, are as follows:

	Three months ended		Three months ended
	June 30, 2005		June 30, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(4)	(2)	(6)	(1)
Interest cost	(4)	(1)	(5)	(1)
Expected return on plan assets	3	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(2)	—
Curtailment	—	—	—	1

Net periodic pension cost	(6)	(2)	(10)	—

	Nine months ended		Nine months ended
	June 30, 2005		June 30, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(12)	(6)	(18)	(4)
Interest cost	(12)	(3)	(13)	(3)
Expected return on plan assets	9	3	9	3
Amortization of unrecognized actuarial losses	(3)	—	(6)	—
Curtailment	—	—	—	2

Net periodic pension cost	(18)	(6)	(28)	(2)

20.     Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and June 30, 2006 are as follows:

	September 30, 2005		June 30, 2006

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold
U.S. dollar	838	(20)	1,326	1
Japanese yen	9	—	14	—
Singapore dollar	2	—	1	—

Forward contracts purchased:
U.S. dollar	195	4	699	2
Japanese yen	42	—	36	(1)
Singapore dollar	23	—	20	—
Great Britain pound	5	—	6	—
Czech Koruna	1	—	1	—
Malaysian Ringgit	32	1	34	—
Other currencies	23	(1)	1	—

Currency Options sold:
U.S. dollar	527	(21)	—	—

Currency Options purchased:
U.S. dollar	522	3	—	—

Cross currency interest rate swaps:
U.S. dollar	389	21	—	—

Interest rate swaps	1,442	14	1,200	—
Other	259	(2)	218	9

Fair value, net		(1)		11

      At September 30, 2005 and June 30, 2006, all derivative financial instruments are recorded at fair value. Other non-operating expense for the three and nine months ended June 30, 2006 included losses of €27 and €23, respectively, related to net results from foreign currency derivatives and foreign currency transactions.
21.     Commitments and Contingencies
Litigation
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from the Company.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.
      The court has scheduled the trial to begin on February 26, 2007. In September 2005, the Company and its affiliate entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million and recorded a corresponding charge to other operating expense in its financial year ended September 30, 2005. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class during the settlement period exceeded $208.1 million. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect the amount of any payment in respect of any such excess sales to have a material adverse effect on its financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006. The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class took place on May 17, 2006. On June 5, 2006, the Court issued an order certifying a direct purchaser class.
      On April 28, 2006, Unisys Corporation filed a complaint against the Company and its U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against the Company and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been made part of the MDL described above. The time period for putative class members to opt out of the Direct U.S. Purchaser Class settlement had not yet passed, so the Company does not yet know whether these two plaintiffs will be included in the Direct U.S. Purchaser Class settlement.
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal, but no briefs have yet been filed and no hearing date has yet been scheduled for the appeal. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the allegedly unlawful conduct. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court.
      Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL. Further, the plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL have agreed to stay proceedings in those cases pending resolution of the MDL-proceedings. The Company is defending against all of these actions vigorously.
      In November 2005, the Company and its principal U.S. subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of alleged antitrust violations in the DRAM industry. This tolling agreement was subsequently extended to July 15, 2006. The Company’s principal U.S. subsidiary has also received Civil Investigative Demands and Subpoenas from the attorneys general of the States of Washington, New York, New Jersey, Minnesota and Florida requesting documents and other information relating to their investigations, and the Company’s principal U.S. subsidiary has provided documents and information in response to those requests.
      In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.
      Between October 2004 and February 2005, four putative class proceedings were filed in the Canadian provinces of Ontario, Quebec and British Columbia against the Company, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province Ontario), the province of Quebec and British Columbia who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, punitive damages, investigation costs, interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. The Company intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against the Company and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of the Company’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added the Company’s U.S. affiliate and four then-current or former employees of the Company and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. The Company, its affiliate and the current and former Infineon officers filed motions to dismiss the consolidated amended complaint. On May 22, 2006 the court partially denied and partially granted the motions to dismiss. On June 21, 2006, the court agreed to permit the Company to move for reconsideration of the May 22, 2006 order. The Company believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its initial stages, the Company is unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if the Company incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carrier has denied coverage in the class action and the Company filed suit against the carrier in December 2005.
      In late 2002, MOSAID alleged that the Company was violating eleven DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company was not violating these patents. On February 7, 2003, MOSAID filed counterclaims seeking damages for the alleged patent infringement.
      On April 1, 2005, the U.S. District Court for the District of New Jersey issued a summary judgment order that the Company’s products did not infringe most of MOSAID’s asserted claims. On February 9, 2006, MOSAID filed a notice of appeal with respect to those patent claims on which the court had granted summary judgment of non-infringement. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging infringement of additional MOSAID patents. On June 14, 2006, the parties announced that they had settled all pending litigation and appeals. The litigation in the Eastern District of Texas was dismissed with prejudice on June 20, 2006. As part of the global settlement, the Company and Qimonda have taken a worldwide license to the MOSAID patent portfolio.
      In March 2005, Tessera Inc. (“Tessera”) filed a lawsuit against the Company and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that some of the Company’s products were infringing five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that the Company and its co-defendant violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. The antitrust trial is scheduled to begin on August 14, 2006, with the patent trial to follow thereafter (see note 23).
      In March 2006, two shareholders of the Company filed a lawsuit in the district court (Landgericht) of Munich seeking a declaratory judgment (Feststellungsurteil) that the Company should have had its shareholders’ meeting resolve on, and consent to, the carve-out of the memory products business and the planned offering of the shares of Qimonda AG. Among other things, the plaintiffs based their claim on the so-called Holzmüller/ Gelatine doctrine under German law, pursuant to which a stock corporation (such as the Company) must obtain shareholder approval for fundamental structural decisions that materially affect the position of shareholders. The district court, in a decision handed down on June 8, 2006, rejected the plaintiffs’ arguments and dismissed the claim. No appeal has been filed to date.
      Should the plaintiffs file an appeal and, contrary to the Company’s legal assessment, ultimately prevail on such appeal (and also on a potential further appeal) in this action, the Company would still be able to ask its shareholders’ meeting for (retrospective) approval of the carve-out. Only in the unlikely event that the Company’s shareholders’ meeting failed to grant this retrospective approval in a legally binding manner, a new lawsuit might be filed that could demand that the carve-out of the assets comprising Qimonda AG at the time of the original carve-out be unwound. In practice, however, the risk that a court would force the Company to effect such retransfer is, in the Company’s view, very remote. This assessment is based not only on the Company’s legal analysis, but also on the fact that by the time of a final court decision on this issue it would in practice be virtually impossible to retransfer the memory

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
products business (in the form it had at the time of the carve-out) to the Company. Claims to pay damages to the Company’s shareholders for losses incurred as a consequence of the unauthorized carve-out however, could potentially be recognized.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2006, the Company had accrued liabilities in the amount of €135 related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As of June 30, 2006, no further amounts had been accrued in respect of the other proceedings described above, including the securities class action. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial position.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations and financial position.
      Even though the Company does not expect to lose the claim in respect of the carve-out of its memory products business or to fail to obtain retrospective shareholders approval, if necessary, any successful monetary damages resulting from a negative outcome of these issues could have a material adverse effect on the Company’s business, financial condition or results of operations.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.
      In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens historically conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and has moved employees to this new location. The complex was leased for a period of 20 years. After year 15,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of June 30, 2006. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2006, a maximum of €522 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €161 as of June 30, 2006. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2006, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,483, of which €1,340 relates to convertible notes issued.

22.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      In the third quarter of the 2006 financial year, Infineon reports for the first time its results of operations under its new organizational structure, which became effective on May 1, 2006, following the legal separation of its memory products business into a stand-alone legal company called Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s two logic segments.
      The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      Effective May 1, 2006, with the completion of the Qimonda carve-out the Other Operating Segments also include revenues that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group revenues.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table presents selected segment data for the three and nine months ended June 30, 2005 and 2006:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Net sales:
Automotive, Industrial and Multimarket	625	714	1,890	2,099
Communication Solutions	314	266	1,060	908
Other Operating Segments*	77	73	221	232
Corporate and Eliminations**	(69)	(58)	(201)	(183)

Subtotal	947	995	2,970	3,056

Qimonda	659	977	2,058	2,583

Infineon Group	1,606	1,972	5,028	5,639

*	Includes inter-segment sales of Euro 73 million and Euro 58 million for the three months ended June 30, 2005 and 2006, respectively, and Euro 211 million and Euro 192 million for the nine months ended June 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 73 million and Euro 58 million for the three months ended June 30, 2005 and 2006, respectively, and Euro 211 million and Euro 192 million for the nine months ended June 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

EBIT:
Automotive, Industrial and Multimarket	23	57	107	182
Communication Solutions	(88)	(61)	(249)	(111)
Other Operating Segments	1	(2)	14	1
Corporate and Eliminations	(34)	(45)	(86)	(115)

Subtotal	(98)	(51)	(214)	(43)

Qimonda	(136)	100	74	(2)

Infineon Group	(234)	49	(140)	(45)

      Certain items are included in corporate and eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in corporate and eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and eliminations. For the three months ended June 30, 2005 and 2006 corporate and eliminations includes unallocated excess capacity costs of €2 and €11, respectively, restructuring charges of €30 and €13, respectively, and stock-based compensation expense of €0 and €6, respectively. For the nine months ended June 30, 2005 and 2006 corporate and eliminations includes unallocated excess capacity costs of €10 and €20, respectively, restructuring charges of €54 and €18, respectively, and stock-based compensation expense of €0 and €15, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following is a summary of operations by geographic area for the three and nine months ended June 30, 2005 and 2006:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Net sales:
Germany	322	316	1,037	988
Other Europe	298	358	916	990
North America	382	534	1,083	1,470
Asia / Pacific	498	629	1,648	1,819
Japan	76	92	242	259
Other	30	43	102	113

Total	1,606	1,972	5,028	5,639

      Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10% of the Company’s sales during the three and nine months ended June 30, 2006. Except for sales to Siemens, which are discussed in note 18, no single customer accounted for more than 10% of the Company’s sales during the three and nine months ended June 30, 2005. Sales to Siemens are made primarily by the non-memory product segments.
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
      EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Net loss	(240)	(23)	(212)	(232)
Adjust: Income tax expense	15	51	86	116
Interest expense (income), net	(9)	21	(14)	71

EBIT	(234)	49	(140)	(45)

23.	Subsequent Events
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of consumers, businesses and governmental entities in each of those states who purchased products containing DRAM beginning in 1998. This action is based on state and

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. The Company has not yet been served with either of these complaints, but intends to defend itself against both of these actions vigorously.
      On July 14, 2006, Infineon, as Qimonda’s sole shareholder authorized the Qimonda Supervisory Board to grant to the members of the Qimonda Management Board, and the Qimonda Management Board to grant to certain key executives of Qimonda, until September 30, 2009, a total of 6,000,000 nontransferable option rights to receive ordinary shares issuable by Qimonda.
      On July 18, 2006, under the Company’s Master Loan Agreement with Qimonda, Qimonda extended its loans due to Infineon with an aggregate principal amount outstanding of $565 million at that date, with maturities in July and August 2007. In this agreement, Qimonda has agreed not to draw further amounts under the agreement, and to repay all outstanding amounts by no later than two years, including any extensions, after the successful completion of an initial public offering by Qimonda.
      On July 21, 2006 the Company and Qimonda announced that Qimonda has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed initial public offering of American Depositary Receipts (ADRs), each representing one ordinary share of Qimonda. The estimated price range for the offering is US$16 to US$18 per ADR. 63 million ADRs will be offered for sale, of which 21 million ADRs (approximately 33 percent of the offering) will be offered for sale by the Company and 42 million ADRs will come from a capital increase (approximately 67 percent) by Qimonda. An over-allotment option of up to 9.45 million additional ADRs (15 percent of the ADRs being offered) will also be available from the Company. If Qimonda is able to complete the offering and the over-allotment option is fully exercised, approximately 21 percent of Qimonda’s outstanding shares will be publicly traded.
      On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement, Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and Qimonda’s production. The license agreements will be effective until May 2012, when they will automatically expire unless the companies notify Tessera by November 2011 that they elect to extend the agreements for an additional five years until May 2017. Upon expiration of the extended term, if any, the companies’ licenses to use the patents covered by the licenses will become fully paid-up and perpetual.
           Under the license agreements, Infineon and Qimonda will pay Tessera $10 million and $40 million in license fees in August 2006, respectively, and additional royalty payments over a six year period based on the volume of components Infineon and Qimonda sell that are subject to the licenses. In the event the companies elect to extend the agreements past their initial term, they will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreements. Pursuant to the contribution agreement Qimonda entered into with Infineon, Qimonda is only required to indemnify Infineon with respect to 80% of the court costs and legal fees, Infineon faces in respect of the Tessera suits.

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	June 30,
	2005	2006

Cash and cash equivalents	1,148	1,364
Marketable securities	858	671

Gross Cash Position	2,006	2,035

Less: Short-term debt	99	752
Long-term debt	1,566	1,238

Net Cash Position	341	45

Free Cash Flow
      Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Net cash provided by operating activities	202	251	789	547
Net cash used in investing activities	(494)	(243)	(586)	(650)
Thereof: Sale of marketable securities, net	280	(2)	(469)	(179)

Free cash flow	(12)	6	(266)	(282)

Backlog
      Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends
      The Company has not declared or paid any dividend during the nine months ended June 30, 2006.
Employees
      As of June 30, 2006, Infineon had approximately 41,100 employees worldwide, including approximately 7,600 engaged in research and development.
Market for ordinary shares
      The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.
      Relative Performance of the IFX shares since October 1, 2002 (based on Xetra daily closing prices, indexed on September 30, 2002) is as follows:
      Infineon share price performance and key data for the three and nine months ended June 30, 2005 and 2006 were as follows:

	Three months ended			Nine months ended
	June 30,			June 30,

	2005	2006	+/- In %	2005	2006	+/- In %

DAX
Beginning of the period	4,373.53	6,024.05	38%	3,994.96	5,082.07	27%
High	4,627.48	6,140.72	33%	4,627.48	6,140.72	33%
Low	4,178.10	5,292.14	27%	3,854.41	4,806.05	25%
End of the period	4,586.28	5,683.31	24%	4,586.28	5,683.31	24%
IFX closing prices in euros (Xetra)
Beginning of the period	7.43	8.57	15%	8.49	8.32	(2%)
High	7.95	9.95	25%	9.00	9.95	11%
Low	6.43	8.22	28%	6.43	7.60	18%
End of the period	7.72	8.71	13%	7.72	8.71	13%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	9.50	10.31	9%	10.63	9.90	(7%)
High	9.60	12.68	32%	11.74	12.68	8%
Low	8.40	10.24	22%	8.40	8.95	7%
End of the period	9.25	11.16	21%	9.25	11.16	21%

Financial Calendar

Financial Period	Period end date	Results press release

Financial year	September 30, 2006	November 16, 2006 (preliminary)
Publication date: August 3, 2006
Contact information
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/ Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com
      Visit http://www.infineon.com/investor for an electronic version of this report and other information.

     Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of Qimonda, our memory products business, and any financing or further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon Form 20-F annual report.